UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                            Einstein/Noah Bagel Corp.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   282577-10-5
                                 (CUSIP Number)


                              Bernadette M. Dennehy
                                 Vice President
                              Boston Chicken, Inc.
                    14103 Denver West Parkway, P.O. Box 4086
                           Golden, Colorado 80401-4086
                                  303-278-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 6, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-(b)(3) or (4), check the following box [   ].

The information required in the remainder of this cover page (the page numbered 2 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 282577-10-5                   13D                    Page 2 of 8 Pages
          -----------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
  1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Boston Chicken, Inc.
           I.R.S. Identification No.:  36-3904053
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [  ]

                                                                   (b)  [  ]
--------------------------------------------------------------------------------
       SEC USE ONLY
  3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
  4
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5    TO ITEMS 2(d) or 2(e)                                            [  ]

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
  6
           Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER

      SHARES               18,135,997*
                    -----------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

     OWNED BY              0
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

     REPORTING             18,135,997*
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
           18,135,997*
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12                                                                    [  ]

-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
           54.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14
           CO
--------------------------------------------------------------------------------

                           *SEE ITEM 5 OF TEXT BELOW.

         This Amendment No. 1 relates to the Schedule 13D filed by Boston Chicken, Inc. (the "Reporting Person") on November 26, 1996 (the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. The Schedule 13D is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         Item 2 of the Schedule 13D is amended and supplemented by deleting the Appendix A referred to therein and substituting therefor the Appendix A attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The last sentence of the second paragraph under Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

As so calculated, the Reporting Person as of March 17, 1997 owns approximately 50.8% of the voting stock of the Issuer and, accordingly, has the right to purchase as of such date 838,822 additional shares of Common Stock to maintain its ownership of voting stock of the Issuer at 52%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 of the schedule 13D is hereby amended and restated to read in its entirety as follows:

         (a) The Reporting Person has been informed by the Issuer that there were 32,689,678 issued and outstanding shares of Common Stock as of March 17, 1997. The Reporting Person is the beneficial owner as of March 17, 1997 of 18,135,997 shares of Common Stock, which represents approximately 54.1% of the issued and outstanding shares of Common Stock (including for this purpose shares of Common Stock for which the BCI Option is exercisable). The Common Stock beneficially owned by the Reporting Person includes 838,822 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of March 17, 1997 through the exercise of the BCI Option. The beneficial ownership of the Common Stock as of March 17, 1997 of each director, executive officer and controlling person of the Reporting Person is set forth below:

                                                           Shares Beneficially
                                                                  Owned
                                                                  -----
                    Name                                 Number(1)(2)    Percent
                    ----                                 ------------    -------
Scott A. Beck(3)(4)..................................      131,652          *
Mark W. Stephens.....................................      116,532          *
Laurence M. Zwain....................................       13,548          *
Dean L. Buntrock(5)..................................      100,712          *
Mark R. Goldston(3)..................................      274,592          *
Arnold C. Greenberg..................................       12,500          *
J. Bruce Harreld.....................................        2,500          *
M Howard Jacobson(6).................................        1,000          *
Peer Pedersen........................................      126,239          *
Mark A. Link.........................................        6,049          *
John Todd............................................        2,500          *
All directors and executive
officers as a group (11 persons).....................      787,824          2.4%
---------------
*Less than 1%.

(1) Includes shares of Common Stock subject to options granted by the Issuer which are exercisable within 60 days of March 17, 1997 as follows: Mr. Goldston--11,403; Mr. Link--3,059; Mr. Stephens--4,588; and all directors and executive officers as a group--19,050. Also includes shares of Common Stock subject to options granted by the Reporting Person which are exercisable within 60 days of March 17, 1997 as follows: Mr. Stephens--7,834; Mr. Zwain--6,267; and Mr. Goldston--230,931; and all executive officers and directors as a group--245,032. Also includes the following shares of Common Stock subject to warrants that the following individuals and all executive officers and directors as a group have received or are entitled to receive as a result of their ownership interest in Bagel Store Development Funding, L.L.C.: Mr. Beck--55,432; Mr. Zwain--4,782; Mr. Buntrock--56,250; Mr. Pedersen--47,813; and all executive officers and directors as a group--164,277.

(2) Excludes the aggregate number of shares of Common Stock owned by the Reporting Person that may be deemed to be beneficially owned by such individuals, because each such individual may be deemed to be an affiliate of the Reporting Person. Each such individual disclaims any beneficial ownership of such shares.

(3)      Also a member of the board of directors of the Issuer.

(4) Includes 17,948 shares held by a limited partnership, of which Mr. Beck is the general partner.

(5) Includes 56,250 shares of Common Stock subject to warrants held by a limited liability company of which Mr. Buntrock and his spouse own a majority of the membership interests. See Footnote 2.

(6) Includes 500 shares of Common Stock held by Mr. Jacobson's spouse, of which shares Mr. Jacobson disclaims beneficial ownership, and excludes 1,500 shares of Common Stock held by his children.

         (b) The Reporting Person and, to the knowledge of the Reporting Person, each of its executive officers, directors and controlling persons referred to in paragraph (a) above has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock beneficially owned by such person except as follows:

                  (i) The Reporting Person has granted options to purchase 701,177 shares of Common Stock to certain individuals (as described under Item 6), of which options held by (x) Mark R. Goldston to purchase 230,931 shares of Common Stock, (y) Mark W. Stephens to purchase 7,834 shares of Common Stock and (z) Laurence M. Zwain to purchase 6,267 shares of Common Stock are exercisable within 60 days of March 17, 1997.

                  (ii) 55,432 shares of Common Stock beneficially owned by Scott
         A. Beck, 56,250 shares of Common Stock beneficially owned by Dean L. Buntrock, 23,906 shares of Common Stock beneficially owned by Peer Pedersen, and 4,782 shares of Common Stock beneficially owned by Laurence M. Zwain represent each such person's equity interest in shares subject to outstanding warrants (the "Bagel Funding Warrants") of the Issuer that are currently held by Bagel Store Development
         Funding, L.L.C. ("Bagel Funding"), of which each such person is a member. The manager of Bagel Funding is the Issuer, which has no equity interest in Bagel Funding. Bagel Funding is required to distribute the Bagel Funding Warrants to its members on the later of (i) six months after the date of the closing of an underwritten initial public offering of the Issuer or (ii) four months after all committed capital has been contributed to Bagel Funding, but in no event later than the date that is six months prior to the expiration date of the Bagel Funding Warrants. The Bagel Funding Warrants expire on December 29, 2000.

     (c) During the 60 days preceding March 17, 1997, neither the Reporting Person, nor to the knowledge of the Reporting Person, any executive officer, director or controlling person of the Reporting Person has effected any transactions in the Common Stock, other than the vesting of shares of Common Stock pursuant to the BCI Option and other options described herein in accordance with their respective terms.

         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               BOSTON CHICKEN, INC.


                                               By:   /s/ Bernadette M. Dennehy
                                                     -------------------------
                                                     Vice President

                                   APPENDIX A



         The following individuals are executive officers or directors of Boston Chicken. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086.

                               TITLE AT
NAME                           REPORTING PERSON



Scott A. Beck                  Chairman of the Board, Chief Executive Officer,
                               President and Director



Mark W. Stephens               Vice Chairman of the Board, Chief Financial
                               Officer, and Director



Laurence M. Zwain              Vice Chairman of the Board, President and Chief
                               Executive Officer of Boston Market, and Director



Mark R. Goldston               Vice Chairman of the Board and Director



Mark A. Link                   Vice President-Financial Reporting



John Todd                      Chief Financial Officer of Boston Market

DEAN L. BUNTROCK                    DIRECTOR


Mr. Buntrock is the Chairman of the Board and acting Chief Executive Officer of WMX Technologies, Inc. ("WMX"), a Delaware corporation. Mr. Buntrock is also a director of Waste Management International plc and Wheelabrator Technologies, Inc., both subsidiaries of WMX. He is also a director of First Chicago NBD Corporation. Mr. Buntrock's business address is 3003 Butterfield Road, Oak Brook, Illinois 60521.



ARNOLD C. GREENBERG                DIRECTOR


Mr. Greenberg is an attorney and self-employed private investor. He formerly served as the Chairman of the Board of Directors and Chief Executive Officer of Coleco Industries, Inc.



J. BRUCE HARRELD                  DIRECTOR


Mr. Harreld is Senior Vice President-Strategy of International Business Machines Corporation. Mr. Harreld's business address is Old Orchard Road, Armonk, New York 10504.



M HOWARD JACOBSON                DIRECTOR


Mr. Jacobson is a Senior Advisor to Bankers Trust, Private Advisory Services. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., Wyman-Gordon Company, and Stonyfield Farm, Inc.


PEER PEDERSEN                     DIRECTOR


Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, P.C., a Chicago, Illinois law firm. Mr. Pedersen also serves as a director of WMX, Aon Corporation, Extended Stay America, Inc. and Latin America Growth Fund. Mr. Pedersen's business address is 161 N. Clark Street, Suite 3100, Chicago, Illinois 60601-3224.